March 27, 2006

Mr. Mark P. Shuman
    Branch Chief - Legal
    Securities and Exchange Commission
    Washington, D.C. 20549

Re:      Alanco Technologies, Inc. ("Alanco" or "Company")
         Registration Statement on Form S-3
         Filed January 19, 2006
         File No. 333-131140

         Form 10-KSB for the fiscal year ended June 30, 2005
         Filed September 28, 2005
         File No. 0-09347

To Whom It May Concern:

Alanco received a comment letter dated March 16, 2006 pertaining to comments that had been inadvertently omitted from a previous comment letter dated February 15, 2006 covering the January 2006 S-3 filing. The new comments specifically referenced Form 10-KSB for the Fiscal Year Ended June 30, 2005. We do not believe the issues identified in the comment letter result in a need to amend any previous filing.

Presented below are the SEC comments specified in the March 16, 2006 letter and, in italic, the Company's response or proposal to resolve the issue identified.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Note 1.  Nature of Operations and Significant Accounting Policies

Goodwill and Other Intangible Assets, page 20

     1. We note that you have incurred significant losses and anticipate additional losses in fiscal 2006. We also note your disclosure that there is uncertainty about your ability to continue as a going concern. You have disclosed that an impairment analysis was performed as of June 30, 2005 and that there was no impairment of your goodwill. Please describe your impairment test and the related assumptions that were used in detail and explain how you concluded that the goodwill balance was not impaired. In addition, explain how you determine whether an impairment test is required more frequently than annually and indicate whether you expect to perform this test prior to June 30, 2006.

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     Comment - Substantially all of the Company's recorded goodwill relates to the acquisition of TSI PRISM operations in May of 2002 and therefore comments discussing impairment tests relate to goodwill established in that transaction.

         The Company completed a goodwill impairment test at June 30, 2005 of TSI PRISM goodwill that included an examination of the Appraisal of the Fair Value of Alanco/TSI PRISM, Inc. ("TSI") report as of June 30, 2005, dated September 12, 2005 ("Report"). The Report was prepared by an independent appraiser, used a number of assumptions and limiting conditions (attached as Exhibit A) and included an analysis of:

         a. Opinion that the goodwill value was not impaired,
         b. Economic outlook,
         c. Corrections industry review,
         d. History and nature of TSI
            business,
         e. TSI historical and projected financial statement analysis,
         f. Calculation of TSI values under various valuation approaches, and
         g. Pending Requests for Proposals from various governmental entities and potential revenue from same.

         Management confirmed that assumptions used in preparation of the Report were accurate as of June 30, 2005 and continued to be accurate through the September 28, 2005 filing date of Form 10-KSB. Management also reviewed the sales and marketing efforts of TSI PRISM, confirming adequate sales progress. Based upon the results of the completed test, management and the independent appraiser concluded that goodwill values at June 30, 2005 had not been impaired.

         The Company's policy is to test for impairment annually or whenever circumstances occur indicating that goodwill or other intangible assets might be impaired. To comply with this policy, management reviews, at least quarterly, the continued appropriateness of assumptions used to support goodwill values, evaluates any significant assumption modification and its effect on goodwill values, and discusses the process and results with members of the Company's independent audit committee.

Revenue Recognition, page 22

     2. Please describe to us the extent to which you sell software as part of your arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP.

     Comment - The only software included in the sale of the TSI PRISM system is embedded into the system. The software is not sold separately and is considered incidental to the product as a whole. In addition to the software, the TSI PRISM system consists of transmitters, receivers, collectors, monitors, scanners, computers and related computer hardware. Specified training hours to be completed at the customer location after the system is installed are also provided to assist the customers in efficiently operating the PRISM system. Neither the software cost nor its allocated selling price, which account for less than 5% of the total of either the cost or allocated selling price, is considered material.

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

         Paragraph 2 of SOP 97-2 indicates that when software is incidental to the product as a whole, SOP 97-2 does not apply. We believe that TSI PRISM sales fall under that exclusion and continue to believe that sales are properly reported under the percentage-of-completion method.

3. Describe your typical arrangements to us and indicate whether any include multiple elements. If you offer multiple-element arrangements, explain to us how you allocate and recognize revenue for each element. Refer to the relevant accounting literature that supports your policies and indicate how you comply with that guidance.

     Comment - The TSI PRISM system is typically sold under a contract generated via a Request for Proposal (RFP) process initiated by a state or federal government. The system specifications are defined in the RFP and normally a single price for the TSI PRISM system is proposed by the Company. The Company is obligated to provide first year standard warranty service under its one-year warranty policy.

         The sale of a TSI PRISM system does not include multiple elements, as defined in paragraph 9 of Statement of Position 97-2 Software Revenue Recognition other than limited customer training and normal first year warranty service. If additional products or upgrades are provided to the customer, they are billed separately, and the revenue is recognized when the product is delivered or service is completed. Extended warranty (warranty provided after the initial 12 months) is billed separately and the revenue is recognized monthly as the service is provided. We believe the revenue recognition policy explained above is appropriate and complies with all current relevant accounting literature.

     4. We note that you recognize revenues from material long-term contracts using the percentage-of-completion method. Please address the following:

         o Describe the types of products and services being provided in these arrangements;

         o Explain how you considered footnote 1 to SOP 81-1 that prohibits using this method for service arrangements;
         o Explain to us why it is appropriate to use this method only for arrangements with fees over $250,000 and terms in excess of 90 days; and
         o Tell us why you believe using costs incurred as compared to total contracts costs as a method of estimating progress to completion is appropriate.

         Please refer to any authoritative literature that supports your response and indicate how you comply with that guidance.

     Comment - The percentage-of-completion method of revenue recognition for significant contracts ("Policy") affects revenue related to sales of TSI PRISM monitoring and tracking systems (a product that has been described above in some detail). Although the Company also records contract sales in its Data Storage segment, none of the Data Storage segment contract sales to date have qualified for recognition under the Policy.

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

         The TSI PRISM system consists of transmitters, computers and other electronics products integrated through an infrastructure of receivers, cables, cals and C-nodes that is custom designed for each facility. The infrastructure design specifies, among other things, the type, number, location and cabling requirements of each receiver and other infrastructure components. Infrastructure design can take up to several weeks for completion, and installation can take from three to six months. Due to the nature of the systems, sales of TSI PRISM systems are not considered "service transactions," a type of transaction excluded from the percentage-of-completion method under footnote 1 to SOP 81-1.

         Revenue from extended warranty and other separate service contracts are considered "service transactions," and pursuant to footnote 1 of SOP 81-1, are not recognized under the percentage-of-completion method. In addition, footnote 1 to SOP 81-1 indicates the statement applies to "construction or production of tangible property" such as the TSI PRISM systems and related services essential to the installation of the TSI PRISM system, such as design, engineering, procurement, and construction management.

         The $250,000 materiality threshold with terms in excess of 90 days as specified under the Company's revenue recognition policy in Form 10-KSB for the year ended June 30, 2005 should logically be changed to "material contracts" that extend over a reporting period. All sales of the TSI PRISM systems to date have been under a contract in excess of $250,000, and over a period in excess of 90 days; therefore, the reported revenue for all previously reported periods would not change if the threshold was changed. This revenue recognition policy will be modified to "material contracts that extend over a reporting period" for future Form 10-KSB filings.

         The Company believes that cost incurred through a specific date calculated as a percentage of the total estimated cost to be incurred under the contract (the "Policy") represents an accurate and appropriate determination for revenue recognition of TSI PRISM systems sales. Management believes this method is preferable to the completed contract method as it more accurately reports comparable revenue on an interim basis.

Note 2.  Liquidity, page 26

     5. We note your disclosure that your continued losses and negative cash flows create uncertainty about the Company's ability to remain a going concern. Please tell us how your auditors considered this uncertainty and explain how they concluded that there was not substantial doubt about your ability to continue as a going concern.

     Comment - Management believes the auditors considered a number of relevant factors when concluding there was not a substantial doubt about the Company's ability to continue as a going concern. We believe those relevant facts included:

         >> The Company's working capital at June 30, 2005.
         >> Equity raised through the exercise of warrants subsequent to year end and prior to filing Form 10-KSB of approximately $560,000.
         >> Availability under the Company line of credit agreement;


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         >> Anticipated capital expenditures;
         >> Company management's proven ability to raise additional equity to fund operating losses as required; and
         >> Historical operational losses and projected required capital for the current year.

Note 7.  Line of Credit and Notes Payable, page 27

     6. Please describe to us any covenants that you must comply with related to your line of credit agreement and provide us with your compliance history. In addition, explain the circumstances under which the minimum amount required to be outstanding may be called by the related party lender.

     Comments - The covenants related to the line of credit agreement
         ("Agreement") were last amended on March 22, 2005. In addition to normal covenants concerning payment and the like, the amended Agreement contains the following covenants:

         1. Inventory Covenants:
            a. If so requested by Lender, Company shall provide a report of Accounts Receivable and Inventory.
            b. Company shall keep the Inventory only at Company's facilities or customer locations.
            c. Inventory shall remain free from all purchase money or other security interests, liens or encumbrances.
         2. Company will not, without Lender's prior written consent:
            a.  Permit an encumbrance upon any of the Collateral;
            b. Permit any levy, attachment or restraint to be made affecting
                Company's assets;
            c. Permit any assignee to be appointed or to take possession of any of Company's assets;
            d. Other than sales of Inventory in the ordinary course, sell, lease, or otherwise dispose of, move, or transfer, any of Company's assets;
            e. Change its name, business locations, business structure, or the state in which it is incorporated;
            f. Liquidate, merge or consolidate with or into any other business organization;
            g. Make any change in Company's financial structure or in any of its business objectives, purposes or operations which would materially adversely affect the ability of Company to repay Company's Indebtedness;
         3. Company shall promptly notify Lender in writing of its acquisition of property of the type included in the Collateral, with the exception of Inventory in the ordinary course of business.
         4. Company shall timely pay all assessments and taxes. Company shall make due and timely payment or deposit of all federal, state and local taxes, assessments or contributions, required of it by law.
         5. Insurance. Company shall keep and maintain its assets insured against loss or damage by fire, theft, explosion, sprinklers and all other hazards and risks ordinarily insured against by similar businesses for the full insurable value thereof. Company shall also


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            keep and maintain business interruption insurance and public liability and property damage insurance relating to Company's ownership and use of the Collateral and its other assets. All such policies of insurance (except those of public liability and property damage) shall contain an endorsement showing Lender as a loss payee thereof.
         6. Financial Reporting.
            a. Company shall maintain a standard and modern system of accounting in accordance with GAAP consistently applied.
            b. Upon request, Company shall deliver to Lender within 30 days after the end of each month and 45 days after the end of each fiscal quarter, a company prepared balance sheet and profit and loss statement covering Company's operations and deliver to Lender within 120 days after the end of each of Company's fiscal years an annual audited statement of the financial condition of Company for each such fiscal year.
         7. Company shall remain in compliance with all federal, state and municipal laws, regulations and ordinances relating to the handling, treatment and disposal of toxic substances, wastes and hazardous material and shall maintain all necessary authorizations and permits.
         8. Whenever Company is indebted to Lender in an amount equal to or greater than $750,000, upon written notice from Lender to Company prior to the start of any calendar quarter, revenues reported from the business operations of TSI shall equal or exceed $3,500,000 per calendar quarter, commencing with the quarter following such written notice.
         The only potential violation of these covenants consisted of the Company's failure to obtain an endorsement showing Lender as an additional loss payee with respect to its insurance policies, which violation was remedied when it was brought to the Company's attention, and the violation was waived by the Lender.

Note 12.  Shareholders' Equity, page 31

     7. We note that you have shares of Series A and Series B Convertible Preferred Stock outstanding. Tell us how you evaluated the conversion feature associated with these issuances to determine whether there was an embedded derivative that met the criteria for bifurcation under SFAS
         133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer to paragraph 68 of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. In addition, if SFAS 133 does not apply, indicate how you determined that no beneficial conversion feature exists in the instrument and explain how you concluded that your balance sheet classification was appropriate. See EITF 98-5 and 00-27 for guidance on beneficial conversion features and ASR 268 and EITF Topic D-98 for guidance on balance sheet classification.

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


     Comment The following chronological steps were followed in evaluating the proper accounting treatment for both Series A and Series B Convertible Preferred Stock.

     Step 1. Evaluate Balance Sheet Classification as Debt vs. Equity Perform evaluation under SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" to determine whether the Preferred Shares should be classified as liability or equity.

     Step 2.   Evaluate Equity Classification of Preferred Shares
                Assess the Preferred Shares for classification as permanent or temporary equity under Topic D-98, "Classification and Measurement of Redeemable Securities."

     Step 3.    Identify Potential Embedded Derivatives
                Identify all potential derivatives embedded within the host contracts (Preferred Shares). The following embedded derivatives were identified:

                a. Series A Convertible Preferred -
                   i. Conversion feature any time at the option of the holder;
                      and

                b. Series B Convertible Preferred
                   i. Conversion feature any time at the option of
                      the holder;
                  ii. Contingent redemption provision, at the option of the
                      holder, at a redemption price of $10 per share that can be satisfied in cash or in common stock of the Company valued for such purposes at the average closing market price for a specified period, at the option of the Company; and

     Step 4.    Evaluate Potential Embedded Derivatives
                Evaluate whether bifurcation of each potential embedded derivative from the host contract is required under SFAS 133, paragraph 12. The primary steps in this evaluation essentially include an evaluation as to whether the potential embedded derivative is considered "clearly and closely related" to the host, and whether a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS 133, paragraph 12(c).
                a. Bifurcation not required (go to Step 5)
                b. Bifurcation required - Evaluate the potential embedded
                   derivative to determine if it meets the requirements of SFAS 133, paragraph 11(a) scope exception. This scope exception requires the following:
                   i. The instrument is indexed to the company's own stock;
                      refer to EITF 01-6, "The Meaning of `indexed to a Company's Own Stock'" and
                 ii. The instrument is classified as stockholders' equity. In order to qualify for stockholders' equity classification, the instrument should meet the definition of "conventional" convertible debt under EITF 00-19, paragraph 4. (Reference should also be made to EITF Issue No. 05-02, "The Meaning of`Conventional Convertible Debt Instrument' in Issue 00-19.") If


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

                      the instrument does not qualify as conventional convertible, assess the conversion features against EITF 00-19, paragraph 12-32, which essentially represents a determination as to whether a freestanding instrument with characteristics similar to the embedded conversion option would be classified as equity if it were freestanding, no bifurcation is required. If bifurcation is not required, present the embedded conversion option and the Preferred Shares as one instrument (Go to Step 5).
     Step 5. Evaluate the Embedded Derivatives for Beneficial Conversion Features Assess each instrument for any beneficial conversion feature which includes:
                a. Conversion feature at the option of the holder, both
                   Series A and Series B;
                b. Redemption feature of the Series B that is at the
                   option of the holder.

Evaluate Balance Sheet Classification as Debt vs. Equity
We have reviewed SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" to determine whether the Series A Preferred Shares and/or the Series B Preferred Shares should be classified as liability or equity. Based upon that review, we determined that freestanding instruments with the characteristics similar to the embedded conversion options of both Series A and Series B (at the option of the holder) and the contingent redemption feature of Series B would be considered an equity instrument.

Evaluate Equity Classification of Preferred Shares
We have evaluated the terms of both the Series A and Series B Preferred Stock and determined that freestanding instruments with characteristics similar to the Series A Convertible Preferred Stock are properly classified as "Permanent Equity" and presented in the equity section of the Company's financial statements. Topic EITF D-98, pursuant to Rule 5-02.28 of Regulation S-X, requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. Therefore, a freestanding instrument with characteristics of the contingent redemption feature of the Series B Convertible Preferred Stock that is at the option of the holder and requires settlement in cash or common stock of the Company (at the Company's option), should be classified as "Temporary Equity" and is properly presented as mezzanine financing in the Company's financial statements as of December 31, 2005. Therefore, the presentation complies with all applicable requirements of SFAS 133, EITF 00-19, ASR 268 and EITF Topic D-98.



Determine whether the Potential Embedded Derivatives should be Bifurcated
The issue is whether the embedded conversion features represent a derivative that should be bifurcated and reported separately at fair value under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

Paragraph 12 of SFAS 133 states that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to the statement if and only if all the following criteria are met:
     a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and the risks of the host contract. (Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this


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

         statement.)
     b. The contract that embodies both the embedded derivative instrument and the host contract are not measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
     c A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraph 6-11, be a derivative instrument subject to the requirements of this statement.

The additional guidance of SFAS 133 stipulates in paragraph 61 (l) "Convertible preferred stock. Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument."

Only the Series B Convertible Preferred Stock has a contingent redemption provision (at the option of the holder.) The redemption provision does not state a time nor an event that must occur for redemption, therefore the redemption provision is not a mandatory redemption feature.

Based upon the above requirement of paragraph 11 and paragraph 12 of SFAS 133, it is clear that potential embedded derivatives in both the Series A and Series B Preferred Stock are clearly and closely related and do not require bifurcation from the host

Evaluate the Embedded Derivatives for Beneficial Conversion Features

The warrants issued in both the Series A and Series B offerings were valued separately to ascertain the net selling price of the preferred stock. Additional calculations were then made to determine the values, if any, of any beneficial conversion features embedded in the security. The results of these calculations indicated that neither the Series A nor the Series B Preferred Stock had any material beneficial conversion features.

/s/John A. Carlson                                      /s/Adele Mackintosh

John A. Carlson                                         Adele Mackintosh
Executive VP and CFO                                    Corporate Secretary



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                                    EXHIBIT A







March 27, 2006

Mr. John Carlson, CFO Alanco Technologies, Inc. 15575 N 83rd Way Scottsdale, AZ 85260

Re: Assumptions used in the Fair Value Appraisal of a 100 percent equity interest in Alanco/TSI PRISM, Inc.

Dear Mr. Carlson:

Pursuant to your request, we have prepared a summary of assumptions used in our appraisal of the Fair Value of a 100% equity interest in Alanco/TSI PRISM, Inc. ("TSI") as of June 30, 2005. Because the income approach was used to arrive at our final opinion of value, the attached assumptions summary focuses on those used in this approach.



                                                     Sincerely,

                                                     VAL-WEST CONSULTING, L.L.C

                                                     Noel D. Luke, ASA

Page 1 of 2
Mr. John Carlson
March 27, 2006



1.0      INCOME APPROACH - ASSUMPTIONS

"A premise of value is an assumption as to the set of actual or hypothetical transactional circumstances applicable to the subject valuation."(1)

1.1      Net Cash Flow Forecast Assumptions

We prepared an opinion of value for a 100% equity interest in Alanco/TSI PRISM, Inc. ("TSI") as of June 30, 2005 using the income approach to assign a concluded value. The assumptions used in the income approach considered recent sales and financial history and were based upon management representations regarding present and future sales projections and company performance. Interviews were also held with management where the company's history and projects were discussed. All assumptions used in the income projections were considered to be reasonable and attainable by TSI management.

Cost of goods and operating expense projections were based upon a review of historical performance and management representations and interviews regarding planned sales expansion.

Capital expenditures were projected based upon discussions with management, recognizing the need for normal replacement of various fixed assets and to support growth. The manufacture of the primary product is outsourced, with final assembly being completed at the Scottsdale facility, thus tempering the need for expansion of capital to support sales growth.

Depreciation was projected, considering capital additions and the maintenance of net fixed asset at levels needed to sustain moderate growth.

Net working capital requirements were projected based upon a review of the Radio and Television Broadcasting and Communications Equipment industry ratios for sales and working capital changes.

Page 2 of 2
Mr. John Carlson
March 27, 2006


1.2      Discount Rate

In applying the income approach, forecasted cash flows were discounted to present value using a discounted rate. This discount rate was derived, considering the various elements of risk for this investment. Risk elements were considered within the context of market conditions as of the valuation date as they apply to the specific characteristics of the subject contemplated investment. These included the risk free rate per the Wall Street Journal; and equity risk premiums, small company risk adjustments, and industry risk premia per Ibbotson & Associates SBBI 2005 Yearbook Valuation Edition.




(1) "Valuing a Business, The Analysis and Appraisal of Closely Held Companies", Shannon P. Pratt, Robert F. Reilly, Robert P. Schweihs, Fourth Edition, p. 23.